
Sumitomo
Corporation

Rule 12g3-2(b) File No. 82-34680

May 16, 2003


03050613

By Federal Express

03 MAY 19 AM 7:21

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Amy O'Brien

PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated May 15, 2003 [English translation].

dlw 5/20

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,



Tetsuro Fukumoto
General Manager, Investor Relations Dept.
Sumitomo Corporation
(Tel:81(3)-5166-3452, fax: 81(3)-5166-6292).

For Immediate Release

May 15, 2003

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock exchange (TSE), 1st Section
Contact: Keiji Nakajima,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Re: Sumitomo Corporation Announces Stock Repurchase Program and Grant of Stock Options

Sumitomo Corporation (the "Company") hereby announces that at a meeting held today, the Board of Directors resolved to obtain an authorization by shareholder resolution at the Ordinary General Meeting of Shareholders scheduled to be held on June 20, 2003, for (i) stock repurchase program pursuant to Article 210 of the Commercial Code of Japan, and (ii) the issue of new share acquisition rights in the form of stock options to the Company's Directors, Executive Officers and employees pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan.

I. Stock Repurchase Program

1. Rationale

The stock repurchase program will enable the Company to execute a flexible capital policy in response to the shifting business environment.

2. Details of Stock Repurchase Program

(1) Type of shares to be acquired:

The Company's common shares

(2) Total number of shares to be acquired:

Up to 30 million shares

(Representing 2.8% of shares issued and outstanding)

(3) Total acquisition price:

Up to ¥30 billion

Note) The foregoing is subject to the approval of the proposition of "Establishment of Framework for Acquisition of Treasury Stock" at the Ordinary General Meeting of Shareholders scheduled for June 20, 2003.

Ⅱ. Grant of Stock Options

1. Particulars of issuing new share acquisition rights

(1) Persons who receive an allotment of new share acquisition rights

Directors and Executive Officers of the Company and Corporate Officers under the Company's qualification system.

(2) Type and number of shares subject to new shares acquisition rights

173,000 of the Company's common shares will be the maximum total number of subject shares.

(3) Total number of new share acquisition rights to be issued

Up to 173. (1,000 common shares per new share acquisition right)

(4) Issue price of new share acquisition rights

To be issued without consideration.

(5) Amount to be paid upon exercise of new share acquisition rights

The exercise price shall be the price, rounded up to eliminate any fraction of a yen, that is the average of the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on each day of the month before the month in which the new share acquisition rights are granted (excluding days when there were no transactions), multiplied by 1.05; provided, however, that, if the exercise price as so computed would be less than the closing price for ordinary transactions in the Company's shares on the Tokyo Stock Exchange on the day on which the new share acquisition rights are granted (or the closing price on the day immediately preceding such date, if there were no transactions on such date), the exercise price shall be such closing price.

(6) Period for the exercise of new share acquisition rights

From April 1, 2004 until June 30, 2008.

(7) Conditions of the exercise of new share acquisition rights

(i) Grantees of the new share acquisition rights must also at the time of exercise thereof be a Director, an Executive Officer or a Corporate Officer of the Company.

(ii) Transfer, pledge, any other encumbrance or inheritance of new share acquisition rights shall not be permitted.

(iii) Other conditions shall be as stipulated in the new share acquisition rights agreements concluded between the Company and the grantees of the new share acquisition rights, based upon the resolutions of the Ordinary General Meeting and of the Board of Directors.

(8) Retirement of new share acquisition rights

The Company may retire the allotment of new share acquisition rights without consideration if the person to whom such rights are allotted becomes unable to exercise the right under (7)(i).

(9) Restrictions on the transfer of new share acquisition rights

The transfer of new share acquisition rights requires the approval of the Board of Directors.

(10) Adjustments of the number of shares subject to new shares acquisition rights and the paid-in price

(i) If the Company conducts a stock split or reverse stock split after the issuance of new share acquisition rights, the number of shares subject to new shares acquisition rights set forth in (2) above and the number of shares per new share acquisition right set forth in (3) above, will be adjusted using the following calculation formula. However, this adjustment will only be conducted for the number of shares subject to new share acquisition rights that have not been exercised at that time. Fractional shares resulting from the adjustment will be rounded down.

$$\text{Number of shares after adjustment} = \text{number of shares before adjustment} \times \text{split or reverse split ratio}$$

(ii) If the Company issues new shares at a price below market price after the issuance of new share acquisition rights, the exercise price set forth in (5) shall be adjusted using the following formula and then rounded up to eliminate any yen fractions arising from the adjustment. This formula shall not be utilized in circumstances such as the conversion of convertible bonds, the exercise of new share acquisition rights or new share subscription rights, and public stock offerings that have a fair issue price for the stock.

$$\text{POST-ADJUSTMENT EXERCISE PRICE} = \text{PRE-ADJUSTMENT EXERCISE PRICE} \times \frac{\text{NUMBER OF SHARES ALREADY ISSUED} + \dfrac{\text{NUMBER OF SHARES NEWLY ISSUED} \times \text{PAID-IN PRICE PER NEWLY ISSUED SHARE}}{\text{SHARE PRICE BEFORE NEW ISSUANCE}}}{\text{NUMBER OF SHARES ALREADY ISSUED} + \text{INCREASE IN NUMBER OF SHARES RESULTING FROM NEW ISSUANCE}}$$

Moreover, in the event of a stock split or a reverse stock split after the issuance of new share acquisition rights, the exercise price shall be adjusted proportionally according to the stock split or reverse stock split ratio and then rounded up to eliminate any yen fractions arising from the adjustment.

In addition to the above, in the event that an adjustment becomes necessary with respect to the paid-in price due to a merger between the Company and any other entity or a corporate division of the Company, after the issuance of new share acquisition rights, such adjustment shall be carried out to a reasonable extent and in an appropriate manner.

2. Rationale for issuing new share acquisition rights at especially favorable terms

So as to increase the motivation and morale of the Company's Directors, Executive Officers and employees, and further increase earnings and strengthen the Company's financial position, we should like to issue new share acquisition rights in accordance with the above particulars.

Because the new share acquisition rights will be issued in the form of stock options, the issue price will be free of consideration as set forth in 1. (4) above, and the exercise price will be based on the current market value as set forth in 1. (5) above.

Note) The foregoing is subject to the approval of the proposition of "Issuing New Share Acquisition Rights in the Form of Stock Options to the Company's Directors, Executive Officers and Employees" at the Ordinary General Meeting of Shareholders scheduled for June 20, 2003.